UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                   Cidade de Deus, Osasco, SP, November 26, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Re.: Acquisition of Stock issued by the Company for Resale or Cancellation

     The  Board of  Directors  of this  Bank,  in a meeting  held on this  date, pursuant to Paragraph 4 of Article 6 of the Corporate Bylaws,  and in compliance with the  requirements  set forth in Paragraphs 1 and 2 of Article 30 of the Law
6,404/76 and the CVM (Brazilian Securities  Commission)  Instructions 10 and 268
of February 14, 1980 and November 13, 1997, respectively, resolved to:

I) authorize  the Board of  Executive  Officers of this Company to acquire up to
40,000,000,000  registered  book-entry  stock,  with  no par  value,  comprising
13,000,000,000 common stock and 27,000,000,000 preferred stock, to be maintained in treasury  stock for later  resale or  cancellation,  without  decreasing  the
Capital  Stock,  it being  incumbent  upon the Board of  Executive  Officers  to determine  the  opportunity  and  number of stocks to be  effectively  acquired, within the limits authorized and the validity term of this resolution.

     For the purposes of Article 8 of CVM  Instruction 10, of February 14, 1980,
it is specified that:

a)   the objective of the present  authorization is the application of resources available for Investment,  resulting from the "Profits  Reserve - Statutory
     Reserve" account;

b)   valid for the period of 50 (fifty) days, as from November 27, 2002;

c)   according to the  evaluation of Article 5 of CVM  Instruction  10, the Bank has 916,034,562,188  outstanding stocks, comprising  233,012,594,154 common stocks and 683,021,968,034 preferred stocks;

d)   the reacquisition and/or resale operations of this stock will be undertaken at market price and be intermediated by Bradesco S.A.  Corretora de Títulos
     e Valores Mobiliários,  with head office at Avenida Ipiranga,  282, 11° and
     12° floors, São Paulo, SP.

II) in case of cancellation of the stock acquired, it will be incumbent upon the
Board of  Directors  to propose  the  approval of the said  cancellation  to the
Stockholders' Meeting, without decreasing the Capital Stock.

                                   Cordially,

                               Banco Bradesco S.A.
                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26th, 2002

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.